EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CBD Energy Limited to Develop Rooftop Solar Installations in 22 UK Schools

Systems expected to generate annual output of ~1.09Gwh,

estimated $7.8M of revenue over lifetime of installations

Sydney, AU – March 5, 2014 – CBD Energy Limited (OTC: CBDNF) today confirmed the company has secured the rights to develop 1.25MWp (megawatt-peak) of rooftop solar installations at 22 schools located throughout the UK. This is the second of a portfolio of clean energy assets being developed by CBD Energy in the UK. CBD Energy Limited is a diversified clean energy company and leading global provider of solar installations.

The systems are designed to generate an annual output of approximately 1.09Gwh (gigawatt hours) representing expected estimated revenues of £4.7M ($7.8M) over the lifetime of the installations. The schools will consume all of the solar power generated, reducing their electricity bills by as much as 20%. With the money saved each school will have spare funds available to further invest in educational facilities for the benefit of the children. The combined annual Co2 savings are estimated to be approximately 561 metric tonnes.

“These are quality assets that will generate a significant reduction in the energy overheads of all 22 schools. The program of installations also will deliver development profits as long-term cash flows to CBD Energy and its investors, and demonstrates to SEB investors CBD’s ability to source and construct high-quality low-risk projects. CBD is committed to developing and owning quality assets in the UK, US and Australia that generate long-term reliable revenue streams,” stated CBD Energy CEO Gerry McGowan.

The installations are supported by a 25-year power purchase agreement (PPA) with the schools, and will be managed by Secured Energy Bonds plc (SEB), CBD’s wholly-owned UK subsidiary. SEB raised more than £7,500,000 ($12,366,000) through an over-subscribed retail ‘mini-bond’ that closed in December 2013; a portion of which is allocated to this project. In line with CBD’s corporate model, SEB will construct, own and operate these installations for their expected lifetime.

About Secured Energy Bonds plc (SEB)

Secured Energy Bonds plc, a wholly-owned subsidiary of CBD Energy Limited, was established to support solar power projects of benefit to UK-based local businesses and communities. SEB provides a stable and competitive interest rate to investors, and, in line with CBD’s corporate model, constructs, owns and operates CBD Energy installations for the duration of their life.

About CBD Energy Limited (OTC: CBDNF)

Established in 1989, CBD Energy Limited is a diversified renewable energy company and a global leader in solar installations.  Powered by a management team with deep experience in the energy sector and strong engineering capabilities, CBD is focused on the integration of residential solar, commercial and industrial solar, small utility scale solar and wind projects, in three principal markets - Australia, the US and UK.

Headquartered in Sydney, with principal regional offices in London and New York, CBD has completed projects across four continents, in countries as far-reaching as Australia, Fiji, Germany, Italy, New Zealand, the UK and the US.  CBD has installed more than 17,000 residential systems and developed large renewable energy projects such as the 107MW wind farm in Taralga, NSW. CBD markets its residential and commercial solar installations under the name Westinghouse Solar, using the WESTINGHOUSE® trademark pursuant to an exclusive, long-term worldwide license. For further information on CBD Energy Limited and its interests, please visit:

www.cbdenergy.com	www.energybonds.co.uk	www.eco-kinetics.co.uk	www.westinghousesolar.com

Caution Concerning Forward-Looking Statements OR Safe Harbor Disclaimer
This news release contains ‘forward-looking statements.  Such forward-looking statements can be identified by, amongst other things, the use of forward-looking language, such as the words ‘plan’, ‘believe’, ‘expect’, ‘anticipate’, ‘intend’, ‘estimate’, ‘project’, ‘may’, ‘would’, ‘could’, ‘should’, ‘seeks’, or ‘scheduled to’, or other similar words, or the negative of these terms, or other variations of these terms or comparable language, or by discussion of strategy or intentions.

The forward-looking statements in this release include CBD Energy Limited (CBD) or the Corporation’s intention to begin trading on the OTCBB.  Such forward-looking statements are subject to various risks, as well as those set forth in the Corporation’s most recent Form 20-F, as filed with the U.S. Securities and Exchange Commission (SEC), and involve assumptions, estimates, and uncertainties that reflect current internal projections, expectations or beliefs. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. All forward looking statements contained in this news release are qualified in their entirety by these cautionary statements and the risk factors described above. Furthermore, all such statements are made as of the date of this release, and CBD assumes no obligation to update or revise these statements unless otherwise required by law.

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CONTACTS
AU Corporate/Investor	US Corporate/Investor	Media
Gerry McGowan	James Greer	David Evanson
CBD Energy Limited	CBD Energy Limited	Schoen/Evanson Media
+61 2 8069 7970	+ 1 917 714 4791	+1 610 505 0832